ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2008 APR 30 A 9:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# FAX-ÜBERMITTLUNG/TRANSMISSION

| Absender/From | | Empfänger/To | |
|---|---|---|---|
| Firma | Erste Bank | Firma | SEC |
| Abteilung/Firma dept. | Investor Relations | Abteilung/Firma dept. | Office of International Corporate Finance |
| Mitarbeiter/ attn. | | Mitarbeiter/ attn. | Paul Dudek |
| Telefon | +43 (0)5 0100 - 17693 | Fax | +1 202 772 9207 |
| Fax | +43 (0)5 0100 9 - 13112 | | |
| E-Mail | investor.relations@erstebank.at | | |

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SUPPL

**Nachricht/Message**

## Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

08002244

PROCESSED
MAY 06 2008
THOMSON REUTERS

Datum/Date: **30.04.2008**

Vienna, 30 April 2008

# INVESTOR INFORMATION

## Erste Bank continues growth: record operating result as Q1 net profit rises to EUR 315.6 million in 2008.

**Highlights[1]:**

- **During the first quarter of 2008, operating result reached a new record level of EUR 766.2 million** – an increase of 25.1%, driven by strong growth in net interest and net commission income. Net profit after minority interests increased by 4.5% in a difficult market environment to EUR 315.6 million.
- **Central and Eastern Europe remain main growth drivers.** Operations in Romania and the Czech Republic developed particularly positively, with their operating result contribution to the group increasing by 87% and 49% respectively. Romania benefited from an improving macroeconomic environment with external deficits and the currency stabilising, while business in the Czech Republic was supported by continued strong economic growth.
- **Significant reduction in the ABS/CDO portfolio through redemptions and currency effects by EUR 300 million.** As anticipated, market turbulence in February and March had a negative effect on the pre-tax profit of EUR 32.8 million, through mark-to-market valuations. Due to the quality of the underlying assets **no impairment** continues to be anticipated for **2008.**
- **Focus on core competences:** Sale of insurance business and conclusion of a 15-year preferred partnership agreement with Vienna Insurance Group for a consideration of EUR 1,445 million. Positive 2008 net income effect of EUR 600 million will raise the tier 1 ratio by around 0.7%-points. Closing of the transaction is expected in Q3 2008.
- **Unchanged, strong capital base:** tier 1 ratio (as per Basel II) is unchanged at 7.0% compared with year-end 2007. This value does not take into account retained earnings for the quarter or the sale of the insurance business.

### Earnings performance in brief

The continuing profitability of Erste Bank was underpinned by strong net interest income growth in the first quarter (+27.4% to EUR 1,151.1 million). Despite the substantial decline in net trading result (-34.1% to EUR 82.3 million), operating income improved by 16.7% to EUR 1,731.0 million. The increase in general administrative expenses – at 10.8% – (to EUR 964.8 million) was significantly lower than in the previous quarters. The operating result increased by 25.1% to EUR 766.2 million, the highest amount to date, clearly demonstrating Erste Bank's operating strength. The cost-income ratio fell to 55.7% (full year 2007: 58.5%) thereby almost achieving the target level for 2009.

The strong quarterly operating result was achieved against the backdrop of the current financial market turmoil: thus net profit after minorities grew despite the impact of securities valuations by 4.5% to EUR

[1]As a result of the planned sale of the insurance business and of two other investments in Romania, the profit and loss statement (the previous "Income from insurance business" line becomes "profit from discontinued operations") and the balance sheet (on the asset and liability side, a corresponding new line item has been added), have been adapted in line with IFRS 5.

Two savings banks joined the Haftungsverbund in December 2007; four additional savings banks joined in January 2008 and are therefore being incorporated in the consolidated financial statement from the respective point in time. Furthermore, Diners Club Adriatic Croatia (DCA) has been part of the consolidated financial statement since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007; these were therefore not yet included in the 1st quarter of 2007. This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

315.6 million – mark-to-market valuations for the ABS/CDO portfolio of the whole group had a negative effect on the P&L (before tax) of EUR 32.8 million while for the remainder of the fair value portfolio the impact equalled EUR -40 million. This is the second-highest quarterly result achieved, after the fourth quarter of 2007 (EUR 336.8 million).

The cash return on equity, i.e. ROE before the linear amortisation of customer relationships and distribution networks from acquisitions, increased from 14.6% (reported ROE: 14.1%) in 2007 to 15.3% (reported ROE: 14.8%).

Cash earnings per share was EUR 1.04 in the first quarter of 2008 (reported earnings: EUR 1.01), compared with EUR 1.00 (reported earnings: EUR 0.97) in the comparative quarter of the previous year.

Total assets climbed by 2.0% in the first quarter of 2008 compared with year-end 2007, to EUR 204.5 billion.

The solvency ratio in respect of credit risk fell slightly due to volume growth, from 10.5% at year-end 2007 to 10.2% as at 31 March 2008. It thus remains significantly above the legal minimum requirement of 8%.

## Outlook[2]

Erste Bank confirms its existing targets: net profit after minorities are expected to grow by at least 20% in the current financial year and at least 25% in 2009 – without taking into account the profit contribution from the sale of its insurance operations to Vienna Insurance Group. Thanks to the strengthening of the tier 1 ratio by 70 bps as a result of the aforementioned sale, this ratio is expected to exceed 8% in 2009. On this basis return on equity should surpass 16% in 2009.

[2] As already announced, Erste Bank intends – subject to approval by the responsible competition and local insurance supervision authorities – to sell sVersicherung, including its CEE subsidiaries, as well as its investments in the insurance subsidiaries of BCR, to the Vienna Insurance Group (VIG). Erste Bank/its CEE banking subsidiaries shall maintain a respective stake of 5% in the local life insurance companies. Furthermore, a 15-year sales cooperation agreement is to be concluded between both groups. The total value of the transaction is EUR 1,445 million. Under consideration of existing book values and accrual requirements, a positive result contribution is anticipated for 2008 for the Erste Bank Group (after tax and minority interests) of around EUR 600 million. The core capital ratio is anticipated to rise by around 70 BP with this. The closing of the transaction is planned for the 3rd quarter of 2008.

For the third quarter of 2008, Erste Bank AG is planning the spin-off of the Austria business segment (mainly relates to the domestic private and corporate customer business incl. allocated units) in a 100% subsidiary. This restructuring within the group will not have any effects on the financial figures of the overall group. The remaining part of Erste Bank AG will include the function of a holding company for the main bank investments and for the infrastructure division of the group, as well as operationally active units in Global Markets and in the Large Corporates and Investment Banking division.

## I. FINANCIAL PERFORMANCE IN DETAIL

| in EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Net interest income | [illegible] | 903.7 | 27.4% |
| Risk provisions for loans and advances | [illegible] | -128.4 | 27.0% |
| Net fee and commission income | [illegible] | 438.9 | 12.1% |
| Net trading result | [illegible] | 124.8 | -34.1% |
| General administrative expenses | [illegible] | -870.6 | 10.8% |
| Profit from discontinued operations[3] | [illegible] | 15.6 | -63.5% |
| Other result | [illegible] | -7.4 | na |
| **Pre-tax profit** | [illegible] | **476.6** | **3.8%** |
| **Net profit after minorities** | [illegible] | **302.1** | **4.5%** |

### Net Interest Income

Strong credit growth at the central and east European subsidiaries continued in the first quarter of 2008. As a result, net interest income increased during the reporting quarter by 27.4% to EUR 1,151.1 million, compared with EUR 903.7 million in the same period last year.

The net interest margin (net interest income as a percentage of the average interest-bearing assets) improved from 2.49% in the full year 2007, to 2.77% in the first three months of 2008. Both the CEE countries (from 4.1% to 4.5%) and the Austrian business (from 1.6% to 1.8%) saw an increase. In Austria this was mainly due to a smaller share of interbank business and securities holdings in relation to higher margin retail business in interest-bearing assets.

### Net fee and commission income

| In EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Lending business | [illegible] | 71.2 | 28.1% |
| Payment transfers | [illegible] | 163.7 | 24.3% |
| Card business | [illegible] | 32.4 | 22.1% |
| Securities transactions | [illegible] | 131.5 | -3.7% |
| Investment fund transactions | [illegible] | 55.8 | 1.3% |
| Custodial fees | [illegible] | 15.4 | 7.8% |
| Brokerage | [illegible] | 60.3 | -11.3% |
| Insurance business | [illegible] | 19.4 | 10.8% |
| Building society brokerage | [illegible] | 6.9 | 27.5% |
| Foreign exchange transactions | [illegible] | 8.7 | 13.8% |
| Investment banking business | [illegible] | 8.9 | -64.0% |
| Other | [illegible] | 28.6 | -4.5% |
| **Total** | [illegible] | **438.9** | **12.1%** |

Net fee and commission income rose by 12.1%, from EUR 438.9 million to EUR 491.9 million. Growth was primarily seen in the lending business (+28.1% to EUR 91.2 million) and in payment transactions

[3] As explained, Erste Bank intends to sell its insurance operations. In line with IFRS 5, the result from this business is to be stated in a separate line on the P&L: "Profit from discontinued operations". This position therefore corresponds to the values previously stated under "Income from insurance business".

(+24.3% to EUR 203.4 million – this also includes the card business). The securities business (-3.7% to EUR 126.6 million) – especially in the brokerage area – declined slightly, as expected.

### Net trading result

Due to the continuing difficult market conditions, the unusually strong net trading result recorded in the first quarter of 2007 could not be maintained. The 34.1% decline, from EUR 124.8 million to EUR 82.3 million, was within expectations and is primarily explained by the weaker result from the securities business.

### Profit from discontinued operations (Insurance business)

The negative effects of the crisis in the financial markets were also felt in the insurance division, in the form of weaker results from financial investments. The result from this business segment of EUR 5.7 million in the first quarter of 2008 was therefore significantly below that of the previous year's quarter (EUR 15.6 million).

### General administrative expenses

| in EUR million | [redacted] | 1-3 07 | Change |
|---|---|---|---|
| Personnel expenses | [redacted] | 506.7 | 10.8% |
| Other administrative expenses | [redacted] | 268.4 | 15.4% |
| Subtotal | [redacted] | 775.1 | 12.4% |
| Depreciation and amortisation | [redacted] | 95.5 | -2.0% |
| **Total** | [redacted] | **870.6** | **10.8%** |

General administrative expenses increased by a total of 10.8%, from EUR 870.6 million to EUR 964.8 million. Around 2.4 percentage points of this increase were due to the broadening of the scope of consolidation since April 2007 (among other things, this was enlarged in 2007 through Diners Club Adriatic as well as two – and in 2008 four – savings banks, which joined the cross guarantee system/Haftungsverbund).

The rise in staff costs by 10.8%, from EUR 506.7 million to EUR 561.4 million, is partially due to the increase in staff numbers.

**Headcount**[4]

| | [illegible] | Dec 07 | Change |
|---|---|---|---|
| **Employed by Erste Bank Group** | [illegible] | **52,442** | **2.3%** |
| Austria incl. Haftungsverbund savings banks | [illegible] | 15,658 | 3.9% |
| Erste Bank AG incl. Austrian subsidiaries | [illegible] | 8,452 | 1.4% |
| Haftungsverbund savings banks | [illegible] | 7,206 | 6.8% |
| **Central and Eastern Europe / International** | [illegible] | **36,784** | **1.6%** |
| Česká spořitelna Group | [illegible] | 10,842 | 0.6% |
| Banca Comercială Română Group | [illegible] | 12,224 | -2.9% |
| Slovenská sporiteľňa Group | [illegible] | 4,763 | 2.1% |
| Erste Bank Hungary Group | [illegible] | 3,056 | 3.4% |
| Erste Bank Croatia Group | [illegible] | 1,886 | 1.9% |
| Erste Bank Serbia | [illegible] | 958 | -1.6% |
| Erste Bank Ukraine | [illegible] | 1,130 | 29.1% |
| Other subsidiaries and foreign branch offices | [illegible] | 1,925 | 16.7% |

The change in headcount is mainly due to the fact that in Austria four additional savings banks have been included in the cross-guarantee system (Haftungsverbund) since year-end 2007 and 328 employees were therefore added in the first quarter of 2008. At 7.7%, the rate of increase in personnel expenses was lower in the CEE countries than in the rest of the group (12.9%).

**General and administrative expenses – Austria (incl. Corporate Center and International Business)**

| in EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Personnel expenses | [illegible] | 300.7 | 12.9% |
| Other administrative expenses | [illegible] | 117.7 | 9.3% |
| Subtotal | [illegible] | 418.4 | 11.9% |
| Depreciation and amortisation | [illegible] | 36.0 | 1.7% |
| **Total** | [illegible] | **454.4** | **11.1%** |

**General and administrative expenses – Central and Eastern Europe**

| in EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Personnel expenses | [illegible] | 206.0 | 7.7% |
| Other administrative expenses | [illegible] | 150.7 | 20.2% |
| Subtotal | [illegible] | 356.7 | 13.0% |
| Depreciation and amortisation | [illegible] | 59.5 | -4.2% |
| **Total** | [illegible] | **416.2** | **10.5%** |

Other administrative expenses rose by 15.4% from EUR 268.4 million to EUR 309.8 million. The CEE subsidiaries in particular showed an above average rise of 20.2% (rest of the group: +9.3%). Among other things, this increase is explained by the costs relating to the conversion of the core banking system and the planned introduction of the euro in Slovakia. Above-average rises were therefore shown in IT

[4] Reference date values.

costs (+25.4% to EUR 77.1 million, particularly in CEE) as well as in expenses related to the reorganisation of Erste Bank Group and the implementation of group projects.

Continuing the trend of the previous quarters the **depreciation of fixed assets** also declined in the first quarter of 2008 (-2.0% from EUR 95.5 million to EUR 93.6 million).

### Operating result

**Operating income** increased by 16.7% from EUR 1,483.0 million to EUR 1,731.0 million, significantly more strongly than **general administrative expenses**, which rose by 10.8% from EUR 870.6 million to EUR 964.8 million. This led to a 25.1% increase in **operating result**, from EUR 612.4 million to EUR 766.2 million.

### Risk provisions for loans and advances

On balance (allocations and release of provisions for credit business and costs from writing off loans and income from the receipt of loans already written off), this line item increased by 27.0% from EUR 128.4 million to EUR 163.1 million. In addition to credit growth – particularly in the CEE countries – specific developments in 2007 particularly those at BCR, such as the release of provisions in the first quarter of 2007 and the expiry of credit insurance for retail loans in the second quarter of 2007 were also responsible for this.

### Other operating result

The other operating result, which mainly comprises the linear depreciation of the customer base from acquisitions and deposit insurance contributions, improved significantly, from EUR -33.3 million to EUR -22.9 million.

### Results from financial assets

The balance of all categories of financial assets deteriorated significantly. While in the first quarter of 2007 – still prior to the outbreak of the credit crisis in the financial markets – a positive result of EUR 25.9 million was posted, the balance in the first quarter of 2008 was distinctly negative at EUR -85.7 million.

In addition to losses from securities sales from the available for sale portfolio, revaluation requirements of structured products and shares in the fair value portfolio in the amount of around EUR 70 million was mainly responsible for this decline. A large part of this (EUR 32.8 million) was related to the ABS/CDO portfolio, while the remainder was attributable to international stock market declines.

The total volume of the group's ABS/CDO portfolio, including that of the savings banks, declined in the first quarter of 2008 by around EUR 300 million due to redemptions and a weaker US Dollar and Sterling, and about EUR 100 million due to mark-to-market valuations from EUR 3.4 billion at the end of 2007 to the current level of around EUR 3.0 billion. The mark-to-market valuation in the fair value portfolio in Q1 2008 led to a valuation impact on the P&L of EUR -32.8 million. In the available for sale portfolio, mark-to-market valuations in the first quarter of 2008 resulted in a decline of EUR 75 million, booked against equity. As there was no deterioration in the quality of the underlying assets, no impairment was required.

### Net profit and net profit after minority interests

The **pre-tax profit** rose by 3.8% from EUR 476.6 million to EUR 494.5 million.

The **net profit after minority interests** achieved the second-highest quarterly value ever, at EUR 315.6 million after EUR 302.1 million (+4.5%), despite the difficult market conditions.

## II. BALANCE SHEET DEVELOPMENT

| In EUR million | [illegible] | Dec 07 | Change |
|---|---|---|---|
| Loans and advances to credit institutions | [illegible] | 14,937 | 6.7% |
| Loans and advances to customers | [illegible] | 113,956 | 1.6% |
| Risk provisions for loans and advances | [illegible] | -3,296 | 4.6% |
| Trading and other financial assets | [illegible] | 44,214 | -1.4% |
| Other assets | [illegible] | 30,708 | 6.0% |
| **Total assets** | [illegible] | **200,519** | **2.0%** |

**Total assets** of Erste Bank Group increased by 2.0%, from EUR 200.5 billion at the end of 2007 to EUR 204.5 billion as at 31 March 2008. Around EUR 2.3 billion of the growth was attributable to the expansion of the scope of consolidation which has taken place since the end of 2007, through the addition of another four savings banks to the cross-guarantee system (Haftungsverbund).

**Loans and advances to customers** increased moderately, by 1.6% from EUR 114.0 billion to EUR 115.8 billion. Within this, loans to customers in the CEE countries rose by 4.8% to EUR 44.0 billion (of which private customers +7.3%). The volumes in the International Business were scaled back.

Due to new allocations, the level of **risk provisions** increased slightly from EUR 3.3 billion to EUR 3.4 billion.

**Securities investments** in the various categories of financial assets declined by 4.0% from EUR 37.6 billion at the end of 2007 to EUR 36.1 billion.

As previously noted, according to IFRS 5, as of 31 March 2008, **investments of insurance companies** are grouped together with the other assets from these companies, including the assets from the two BCR Group investments for sale, in the separate line **assets held for sale and discontinued operations.**

| in EUR million | [illegible] | Dec 07 | Change |
|---|---|---|---|
| Deposits by banks | [illegible] | 35,165 | -0.3% |
| Customer accounts | [illegible] | 100,116 | 3.7% |
| Debt securities in issue | [illegible] | 31,078 | -7.7% |
| Other liabilities | [illegible] | 17,168 | 11.8% |
| Subordinated liabilities | [illegible] | 5,589 | 3.3% |
| Total equity | [illegible] | 11,403 | 4.3% |
| Shareholder's equity | [illegible] | 8,452 | 1.6% |
| Minority interests | [illegible] | 2,951 | 11.9% |
| **Total liabilities and equity** | [illegible] | **200,519** | **2.0%** |

The expansion in **customer accounts** was particularly favourable, rising by 3.7% to EUR 103.9 billion. Deposits in the CEE countries increased by 4.9%.

The decline in the debt **securities in issue** of EUR 31.1 billion by 7.7% to EUR 28.7 billion resulted mainly from redemptions on bonds and certificates of deposit in Erste Bank AG.

**Total equity** increased by 4.3% from EUR 11.4 billion to EUR 11.9 billion, whereby the expansion of the scope of consolidation by four additional savings banks since the end of 2007 also had a corresponding effect on the minority interests.

The **risk-weighted assessment base** rose in the first quarter from EUR 95.1 billion to EUR 98.7 billion, of which the four newly added savings banks contributed an increase of around EUR 1.3 billion.

Total own funds of Erste Bank Group according to the Austrian Banking Act amounted to EUR 11.2 billion as of 31 March 2008 (31 December 2007: EUR 11.1 billion). The cover ratio in relation to the statutory minimum requirement on this date (EUR 9.1 billion) was 124% (year-end 2007: 127%).

**After deductions in accordance with the Austrian Banking Act,** tier 1 capital **stood at** EUR 6.9 billion (year-end 2007: EUR 6.7 billion).

The **tier 1 ratio** in relation to the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) resulted in a value of 7.0% - unchanged compared with year-end 2007.

The **solvency ratio** in respect of credit risk (total equity eligible qualifying capital less requirements outside of credit risk – particularly settlement risks, operational risks and position risks for the trading book and foreign currencies – in % of the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) was 10.1% as of 31 March 2008 (year-end 2007: 10.5%) and therefore significantly above the legal minimum requirement of 8%.

## III. SEGMENT REPORTING[5]

__Austria Segment__

Despite the current difficult market environment, the operating result in the Austria segment was maintained at last year's level of EUR 292.0 million. The decline in net trading result (EUR 20.8 million after EUR 63.9 million) and in net commission income, from EUR 246.2 million to EUR 237.7 million (EUR -8.5 million or -3.5%), was more than offset by distinctly stronger net interest income. The first quarter of 2008 also saw a strong increase in customer deposits, which made a significant contribution to the improvement of net interest income. In this context it has to be noted that six savings banks joined the cross guarantee system (Haftungsverbund) since the start of 2007. The rise in operating costs by 6.4% or EUR +26.9 million compared to the first quarter of 2007 was also attributable to this fact. The decline in other income was due to the revaluation requirements for securities outside of the trading portfolio. The operating result declined marginally by EUR -0.5 million or -0.2% to EUR 292 million. The cost/income ratio stood at 60.6%.

__Savings Banks__

The operating result improved from EUR 102.3 million by EUR 30.0 million or +29.3% to EUR 132.3 million. This pleasing development was mainly due to a significant improvement in net interest income (newly joined savings banks: EUR +22.4 million). Operating expenses increased by EUR 17.9 million or 8.5% (ER 229.1 million after EUR 211.2 million in Q1 2007), with the newly joined savings banks contributing EUR 14.7 million to this increase. The cost/income ratio fell from 67.4% to 63.4%. The decline in other result was down to by revaluations of securities outside of the trading portfolio. The return on equity was at 6.9%.

__Retail and Mortgage__

[5] From the 4th quarter of 2007, the so-called "unwinding effects" pursuant to IAS39 (compounded interest effect from anticipated cashflow returns with loans and advances to customers) to the extent of around EUR 14.4 million – which do not affect the result, but do have effects on net interest income and risk provisions, are shown on an aggregated basis in the segment reporting for the Corporate Center.

In the retail business, the distinct decline in net commission income was only partially offset by a welcome rise in net interest income. Net commission income fell from EUR 96.3 million by EUR 13.3 million to EUR 83.0 million, mainly due to the market-related decline in the securities business. The rise in net interest income from EUR 136.6 million by EUR 10.5 million is primarily due to increased demand for deposit products, in addition to an expansion of lending volume. General administrative expenses developed positively and stayed below the previous year's level. The operating result was only slightly weaker than in the same quarter last year (EUR 82.3 million), at EUR 80.9 million. Other result fell from EUR 0.7 million to EUR -10.4 million. This can be explained by revaluation requirements in the fair-value portfolio of those savings banks that are majority-owned by Erste Bank and are allocated to this segment. The cost/income ratio equalled 66.0% (previous year 65.8%), while return on equity was at 20.5%.

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a rise of 50.8% from EUR 20.4 million to EUR 30.7 million, compared with the first quarter of 2007. Net interest income increased from EUR 39.4 million to EUR 56.5 million (+43.3%). Main factors were substantial volume increases in the Large Corporates division, supported by a significant widening of margins and the continuing expansion of the real estate leasing subsidiary, Immorent. In addition to an improvement in risk provisions (EUR -11.2 million after EUR -13.1 million), net commission income also increased from EUR 23.8 million to EUR 27.2 million. The rise in general administrative expenses from EUR 24.3 million by 37.0% to EUR 33.3 million was partly due to the CEE expansion in the leasing division. The cost/income ratio stood at 39.7%, while return on equity increased from 11.8% to 15.8%.

Treasury and Investment Banking

In net interest income, the negative impact from increased refinancing costs in balance sheet management as a result of the general market environment was offset by exceptionally good results in the money market business. Net commission income remained unchanged compared to the first quarter of 2007, as income from securities business – particularly from structured products and capital market transactions – was not repeated this year due to the market environment. As anticipated, net trading result declined by 70% from EUR 50.3 million to EUR 12.6 million in the first quarter of 2008 due to market turbulences and above average results in the prior year period. The decline in other result (EUR -14.4 million after EUR +1.8 million in the first quarter of 2007) is primarily explained by market-related revaluation requirements in the fair-value portfolio. The cost/income ratio was at 50.6%, return on equity was at 12.1%.

**Central and Eastern Europe Segment:**

Czech Republic

Net profit after minorities at Česká spořitelna rose from EUR 87.3 million in the first quarter of 2007, by EUR 24.3 million or 27.8% (currency-adjusted +17.9%) to EUR 111.6 million. The operating result posted growth of 49.1% (currency-adjusted +37.5%) from EUR 138.3 million to EUR 206.2 million. This increase is mainly explained by the strong expansion of the net interest income, from EUR 191.8 million by 35.5% (currency-adjusted +25.0%) or EUR 68.2 million to EUR 259.9 million. The growth in net commission income by 21.7% (currency-adjusted +12.3%) from EUR 83.8 million to EUR 102.0 million reflects positive developments in payment transactions and in the securities business. The increase in general administrative expenses from EUR 157.3 million to EUR 184.0 million (+17.0%; currency-adjusted +7.9%) is a reflection of business expansion on the one hand, and the currency trend, on the other. The decline in other result (EUR -40.0 million after EUR -2.8 million in 2007) is based on market-related revaluation requirements, increased deposit insurance contributions and securities sales during the first quarter of 2007. The cost/income ratio improved to 47.1%, return on equity was at 51.6% (after 42.6% in the previous year).

Romania

First quarter net profit after minorities increased significantly compared to the first quarter of 2007 to EUR 76.2 million (up 71.9% or EUR 31.9 million; currency-adjusted 87.7%). At EUR 156.1 million, the operating result was 87.3% (currency-adjusted 104.5%) above the figure posted in the previous year. This excellent result was achieved through an above-average rise in net interest income, up EUR 61.0 million or 51.1% (currency-adjusted 65.0%) from EUR 119.4 million to 180.4 million, and a significant increase in net commission income – particularly related to lending business and payment transactions. In addition to the strong growth in the most important business divisions of BCR (total lending growth amounted to 35%), the pronounced advance in net interest income was also due to the reclassification of interest-like commissions in the amount of EUR 17.9 million from net commission to net interest income. Operating expenses stayed essentially flat compared to the prior year quarter (EUR 106.1 million after EUR 108.4 million (currency-adjusted up 6.9%), a first tangible result of the restructuring measures executed in 2007. This translated into a cost/income ratio of 40.5% and a return on equity of 67.0%. The rise in risk provisions was mainly due to the expansion of the lending volume.

Slovakia

Net profit after minorities at Slovenská sporiteľňa rose from EUR 30.9 million by 1.7% (currency-adjusted -1.9%) to EUR 31.4 million compared to the first quarter or 2007. Net interest income improved from EUR 71.9 million by 7.3% or EUR 5.2 million (currency-adjusted 3.5%) to EUR 77.1 million as compared same period last year. This was partly attributable to the significant expansion of customer lending by 21%. Net commission income increased from EUR 22.5 million in the first quarter of 2007 to EUR 25.8 million (currency-adjusted +10.4%) driven by strong lending business and payment transactions. General administrative expenses rose from EUR 55.7 million by EUR 1.8 million or 3.2% (currency-adjusted -0.5%) to a total of EUR 57.5 million. Despite increased expenses for the introduction of the euro and a new core banking system, costs were kept at a low level. The operating result therefore increased by just under 20% (currency-adjusted 15.6%) from EUR 43.0 million to EUR 51.5 million. Growth in risk provisions from EUR 7.8 million in the first quarter of 2007 to EUR 10.4 million (currency-adjusted 29.0%) is explained by the substantial expansion of lending business over the past quarters. The decline in other result from EUR -1.6 million in 2007 to EUR -3.6 million (currency-adjusted -125.3%) is primarily due to market-related revaluation requirements for securities in the fair-value portfolio. The return on equity was at 39.3% after 42.7% in the prior year period; the cost/income ratio declined slightly from 56.4% to 52.7%.

Hungary

The operating result from Erste Bank Hungary increased, despite the difficult macroeconomic environment, from EUR 30.4 million by 51.9% or EUR 15.8 million to EUR 46.2 million. Net interest income showed a rise from EUR 51.3 million by EUR 15.9 million (+31.0%) to EUR 67.2 million, with the first quarter of 2007 being negatively impacted by an interest accrual correction of EUR 8.0 million. When adjusting for this technical effect, growth equalled 11.8%. The rise in the risk provisions from EUR 11.8 million to EUR 13.1 million corresponds to the growth in the lending business and accounts for the general economic development. Net commission income increased significantly from EUR 29.5 million in the first quarter of 2007 to EUR 32.6 million as a result of volume growth in payment transactions and securities business. General administrative expenses were maintained at the level of the previous year at EUR 61.0 million. The improvement in other result (EUR 3.3 million after EUR -0.4 million in the first quarter of 2007) is mainly due to a technical reporting shift from local tax positions ("municipal tax" and "innovation tax") at the expense of the tax expenses. Net profit after minorities rose from EUR 14.9 million by 75.4% to EUR 26.2 million. The cost/income ratio stood at 56.9%, while return on equity increased from 19.0% to 31.4%.

Croatia

Prior year comparisons are affected by the first time consolidation of Diners Club Adriatic d.d. from the second quarter of 2007.

Compared with the first quarter of 2007, the operating result of Erste Bank Croatia increased significantly by 39.0% or EUR 9.4 million from EUR 24.1 million to EUR 33.5 million. Net interest income grew markedly, despite the restrictive legal regime aiming to curb foreign currency financing and the general limits to credit growth, whereby, as a result of rising growth rates in the lending business and the clear improvement of the derivatives business. As a result of this, net interest income rose from EUR 33.9 million by EUR 9.6 million to EUR 43.5 million (DCA: EUR +6.6 million). Net commission income business advanced from EUR 10.2 million to EUR 17.8 million, by more than 70%, thanks in particular to payment transactions, securities business and income from the credit card subsidiary, (excluding DCA EUR +2.4 million). General administrative expenses rose from EUR 22.7 million by EUR 9.7 million or 42.5% to EUR 32.4 million, mainly due to salary adjustments and an increased number of employees. The cost/income ratio stood at 34.5%, while the cost/income ratio increased slightly from 48.5% to 49.2%.

Serbia

Net profit after minorities improved from EUR -1.0 million by EUR 3.2 million to EUR 2.3 million. The strong rise in net interest income (EUR 6.0 million after EUR 3.6 million in the first quarter of 2007) was due to the expansion in customer business and an increase in customer deposits. In addition to an improvement in net commission income (from EUR 0.9 million to EUR 1.6 million) and in net trading result (EUR 0.6 million after EUR 0.2 million), general administrative expenses also increased slightly compared with the same period last year (EUR 7.8 million after EUR 6.6 million), which was particularly due to higher personnel expenses in the first quarter of 2008. The strong rise in other result from EUR 1.5 million by EUR 3.0 million to EUR 4.5 million was due to disposals of investments and real estate.

Ukraine

After the complete acquisition of Bank Prestige by the Erste Bank Group in January 2007, the focus was on expanding the market position of the bank, now renamed Erste Bank Ukraine. By 2010, the market share is targeted to reach four per cent, while the branch network should comprise approx. 400 outlets throughout the country. The bank currently employs 1,459 staff and operates 86 branches; another 50 branches are scheduled for opening in the near future.

In comparison to the first quarter of 2007, the period under review continued to show a very pleasing rise in net interest income, from EUR 1.7 million to EUR 3.5 million, which is due to a fourfold increase in customer lending, from EUR 96.0 million to EUR 449.6 million. At the same time, net trading result increased from EUR 1.1 million to EUR 2.4 million, due to the strong rise in foreign exchange transactions. General administrative expenses rose distinctly, as anticipated, due to the rapid expansion of business activity, compared with the prior year quarter. Net profit after minorities came in at EUR -5.4 million.

**International Business Segment**

Net profit after minorities showed a rise of EUR 5.3 million or 23.6% from EUR 22.2 million by to EUR 27.5 million. Other result recorded a strong rise (EUR 1.2 million after EUR 0.1 million in 2007), while the operating result rose from EUR 35.4 million to EUR 41.8 million in the first quarter of 2008. Supported by the development of the credit margins net interest income grew from EUR 36.6 million to EUR 40.1 million. The cost/income ratio was at an impressive 17.6%. Return on equity grew from 19.8% to 23.8%.

**Corporate Center Segment**

The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, profit consolidation between the segments, linear depreciation, particularly on the customer base for BCR and DCA and one-off effects, which cannot be assigned to a specific business segment, in order to ensure comparability. Thus, in the first quarter of 2008, the "unwinding effect" (compound interest effect from expected cash flows on non-performing loans) in the amount of

EUR 14.4 million was allocated to this segment. On balance, the unwinding effect does not affect the result, as the positive effect in net interest income was accompanied by higher risk provisions.

The development in net commission income and general administrative expenses was mainly due to profit consolidation of banking support operations. General administrative expenses were particularly impacted by group projects and costs in relation to the reorganisation of Erste Bank Group. Other result included the required linear depreciation of the customer bases of BCR and Diners Club Adriatic D.D. amounting to EUR 19.0 million.

## IV. EXCHANGE RATE DEVELOPMENT

| | End of period rates | | | Average rates | | |
|---|---|---|---|---|---|---|
| Euro FX rates | [illegible] | Dec 07 | Change | [illegible] | Q1 07 | Change |
| CZK/EUR | [illegible] | 26.63 | 4.9% | [illegible] | 27.99 | 7.8% |
| RON/EUR | [illegible] | 3.61 | -3.3% | [illegible] | 3.39 | -9.2% |
| SKK/EUR | [illegible] | 33.58 | 3.0% | [illegible] | 34.33 | 3.5% |
| HUF/EUR | [illegible] | 253.73 | -2.2% | [illegible] | 252.87 | -2.5% |
| HRK/EUR | [illegible] | 7.33 | 0.8% | [illegible] | 7.37 | 1.3% |
| RSD/EUR | [illegible] | 80.05 | -2.8% | [illegible] | 79.67 | -3.1% |
| UAH/EUR | [illegible] | 7.42 | -6.3% | [illegible] | 6.63 | -15.0% |

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

Questions to:
Erste Bank, Investor Relations
1010 Vienna, Graben 21, Telefax: 0043 (0)5 0100 DW 9 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 DW 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. 0043 (0)5 0100 DW 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. 0043 (0)5 0100 DW 16878, E-mail: peter.makray@erstebank.at

You can access this text on our website at www.erstebank.com/ir under"News".

# Appendix

## I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

| *In EUR million* | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Net interest income | [illegible] | 903.7 | 27.4% |
| Risk provisions for loans and advances | [illegible] | -128.4 | 27.0% |
| Net fee and commission income | [illegible] | 438.9 | 12.1% |
| Net trading result | [illegible] | 124.8 | -34.1% |
| General administrative expenses | [illegible] | -870.6 | 10.8% |
| Profit from discontinued operations | [illegible] | 15.6 | -63.5% |
| Other operating result | [illegible] | -33.3 | 31.2% |
| Result from financial assets - FV | [illegible] | 11.1 | na |
| Result from financial assets - AfS | [illegible] | 14.3 | na |
| Result from financial assets - HtM | [illegible] | 0.5 | na |
| Pre-tax profit | [illegible] | 476.6 | 3.8% |
| Taxes on income | [illegible] | -102.5 | -3.7% |
| Net profit before minority interests | [illegible] | 374.1 | 5.8% |
| Minority interests | [illegible] | -72.0 | 11.4% |
| **Net profit after minorities** | [illegible] | **302.1** | **4.5%** |

## II. CONSOLIDATED BALANCE SHEET (IFRS)

| in EUR million | Mar 08 | Dec 07 | Change |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and balances with central banks | [illegible] | 7,615 | 2.2% |
| Loans and advances to credit institutions | [illegible] | 14,937 | 6.7% |
| Loans and advances to customers | [illegible] | 113,956 | 1.6% |
| Risk provisions for loans and advances | [illegible] | -3,296 | 4.6% |
| Trading assets | [illegible] | 6,637 | 12.5% |
| Financial assets - at fair value through profit or loss | [illegible] | 4,534 | -1.8% |
| Financial assets - available for sale | [illegible] | 16,200 | -1.8% |
| Financial assets - held to maturity | [illegible] | 16,843 | -6.4% |
| Investments of insurance companies | [illegible] | 8,054 | na |
| Equity holdings in associates accounted for at equity | [illegible] | 285 | -16.8% |
| Intangible assets | [illegible] | 5,962 | -2.3% |
| Property and equipment | [illegible] | 2,289 | 3.0% |
| Tax assets | [illegible] | 446 | -6.7% |
| Assets held for sale and discontinued operations | [illegible] | 0 | na |
| Other assets | [illegible] | 6,057 | 5.3% |
| **Total assets** | [illegible] | **200,519** | **2.0%** |
| **LIABILITIES AND EQUITY** | | | |
| Deposits by banks | [illegible] | 35,165 | -0.3% |
| Customer accounts | [illegible] | 100,116 | 3.7% |
| Debt securities in issue | [illegible] | 31,078 | -7.7% |
| Trading liabilities | [illegible] | 1,756 | 54.9% |
| Underwriting provisions | [illegible] | 8,638 | na |
| Other provisions | [illegible] | 1,792 | -1.2% |
| Tax liabilities | [illegible] | 329 | -1.8% |
| Liabilities - discontinued operations | [illegible] | 0 | na |
| Other liabilities | [illegible] | 4,653 | 6.7% |
| Subordinated liabilities | [illegible] | 5,589 | 3.3% |
| Total equity | [illegible] | 11,403 | 4.3% |
| Shareholder's equity | [illegible] | 8,452 | 1.6% |
| Minority interests | [illegible] | 2,951 | 11.9% |
| **Total liabilities and equity** | [illegible] | **200,519** | **2.0%** |

# III. SEGMENT REPORTING ERSTE BANK GROUP

## Overview*

| | Austria | | CEE | | Int'l Business | | Corp. Center | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| **In EUR million** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** |
| Net interest income | [illegible] | 398.9 | [illegible] | 473.5 | [illegible] | 36.6 | [illegible] | -5.3 | [illegible] | 903.7 |
| Risk provisions | [illegible] | -80.0 | [illegible] | -43.0 | [illegible] | -5.3 | [illegible] | -0.1 | [illegible] | -128.4 |
| Net fee and commission income | [illegible] | 246.2 | [illegible] | 192.2 | [illegible] | 7.1 | [illegible] | -6.5 | [illegible] | 438.9 |
| Net trading result | [illegible] | 63.9 | [illegible] | 55.2 | [illegible] | -0.1 | [illegible] | 5.8 | [illegible] | 124.8 |
| General administrative expenses | [illegible] | -421.6 | [illegible] | -413.7 | [illegible] | -8.1 | [illegible] | -27.2 | [illegible] | -870.6 |
| Profit from discontinued operations | [illegible] | 5.0 | [illegible] | 10.6 | [illegible] | 0.0 | [illegible] | 0.0 | [illegible] | 15.6 |
| Other result | [illegible] | 8.4 | [illegible] | -2.7 | [illegible] | 0.1 | [illegible] | -13.2 | [illegible] | -7.4 |
| Pre-tax profit | [illegible] | 220.9 | [illegible] | 272.0 | [illegible] | 30.2 | [illegible] | -46.5 | [illegible] | 476.6 |
| Taxes on income | [illegible] | -49.3 | [illegible] | -53.7 | [illegible] | -8.0 | [illegible] | 8.5 | [illegible] | -102.5 |
| Minority interests | [illegible] | -48.5 | [illegible] | -29.7 | [illegible] | 0.0 | [illegible] | 6.3 | [illegible] | -72.0 |
| **Net profit after minorities** | [illegible] | **123.0** | [illegible] | **188.6** | [illegible] | **22.2** | [illegible] | **-31.7** | [illegible] | **302.1** |
| Average risk-weighted assets | [illegible] | 47,968.5 | [illegible] | 32,958.1 | [illegible] | 6,898.5 | [illegible] | 1,216.1 | [illegible] | 89,037.2 |
| Average attributed equity | [illegible] | 1,916.7 | [illegible] | 2,006.5 | [illegible] | 448.5 | [illegible] | 3,674.6 | [illegible] | 8,046.3 |
| **Cost/income ratio** | [illegible] | **59.0%** | [illegible] | **56.6%** | [illegible] | **18.6%** | [illegible] | **n.a.** | [illegible] | **58.7%** |
| **ROE based on net profit** | [illegible] | **25.7%** | [illegible] | **37.6%** | [illegible] | **19.8%** | [illegible] | **n.a.** | [illegible] | **15.0%** |

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 19.0 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

## Austria segment*

| | Savings Banks | | Retail & Mortgage | | Large Corporates | | Treasury & IB | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | [redacted] | 1-3 07 | [redacted] | 1-3 07 | [redacted] | 1-3 07 | [redacted] | 1-3 07 |
| Net interest income | | 206.5 | | 136.6 | | 39.4 | | 16.4 |
| Risk provisions | | -43.1 | | -23.8 | | -13.1 | | 0.0 |
| Net fee and commission income | | 96.6 | | 96.3 | | 23.8 | | 29.5 |
| Net trading result | | 10.4 | | 2.9 | | 0.3 | | 50.3 |
| General administrative expenses | | -211.2 | | -158.4 | | -24.3 | | -27.7 |
| Profit from discontinued operations | | 0.0 | | 5.0 | | 0.0 | | 0.0 |
| Other result | | 3.6 | | 0.7 | | 2.3 | | 1.8 |
| Pre-tax profit | | 62.9 | | 59.2 | | 28.4 | | 70.3 |
| Taxes on income | | -14.7 | | -13.0 | | -6.3 | | -15.4 |
| Minority interests | | -42.7 | | -4.1 | | -1.8 | | 0.0 |
| Net profit after minorities | | 5.5 | | 42.2 | | 20.4 | | 55.0 |
| | | | | | | | | |
| Average risk-weighted assets | | 22,716.5 | | 11,457.6 | | 10,582.0 | | 3,210.3 |
| Average attributed equity | | 223.6 | | 751.5 | | 689.6 | | 252.0 |
| Cost/income ratio | | 67.4% | | 65.8% | | 38.3% | | 28.8% |
| ROE based on net profit | | 9.9% | | 22.4% | | 11.8% | | 87.3% |

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

## Central and Eastern Europe (CEE) segment*:

| | Czech Republic | | Romania | | Slovakia | | Hungary | | Croatia | | Serbia | | Ukraine | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **In EUR million** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** | [illegible] | **1-3 07** |
| Net interest income | [illegible] | 191.8 | [illegible] | 119.4 | [illegible] | 71.9 | [illegible] | 51.3 | [illegible] | 33.9 | [illegible] | 3.6 | [illegible] | 1.7 |
| Risk provisions | [illegible] | -14.3 | [illegible] | -5.4 | [illegible] | -7.8 | [illegible] | -11.8 | [illegible] | -2.4 | [illegible] | -0.6 | [illegible] | -0.7 |
| Net fee and commission income | [illegible] | 83.8 | [illegible] | 45.3 | [illegible] | 22.5 | [illegible] | 29.5 | [illegible] | 10.2 | [illegible] | 0.9 | [illegible] | 0.1 |
| Net trading result | [illegible] | 16.5 | [illegible] | 20.0 | [illegible] | 4.3 | [illegible] | 10.2 | [illegible] | 2.8 | [illegible] | 0.2 | [illegible] | 1.1 |
| General administrative expenses | [illegible] | -157.3 | [illegible] | -108.4 | [illegible] | -55.7 | [illegible] | -60.6 | [illegible] | -22.7 | [illegible] | -8.6 | [illegible] | -2.3 |
| Profit from discontinued operations | [illegible] | 3.6 | [illegible] | 7.0 | [illegible] | 0.0 | [illegible] | 0.0 | [illegible] | 0.0 | [illegible] | 0.0 | [illegible] | 0.0 |
| Other result | [illegible] | -2.8 | [illegible] | -1.6 | [illegible] | -1.6 | [illegible] | -0.4 | [illegible] | 2.1 | [illegible] | 1.5 | [illegible] | 0.1 |
| Pre-tax profit | [illegible] | 121.2 | [illegible] | 76.3 | [illegible] | 33.7 | [illegible] | 18.3 | [illegible] | 23.8 | [illegible] | -1.1 | [illegible] | -0.1 |
| Taxes on income | [illegible] | -30.0 | [illegible] | -13.0 | [illegible] | -2.8 | [illegible] | -3.3 | [illegible] | -4.8 | [illegible] | 0.1 | [illegible] | 0.1 |
| Minority interests | [illegible] | -3.9 | [illegible] | -19.0 | [illegible] | 0.1 | [illegible] | -0.1 | [illegible] | -6.8 | [illegible] | 0.0 | [illegible] | 0.0 |
| **Net profit after minorities** | [illegible] | **87.3** | [illegible] | **44.3** | [illegible] | **30.9** | [illegible] | **14.9** | [illegible] | **12.2** | [illegible] | **-1.0** | [illegible] | **-0.1** |
| Average risk-weighted assets | [illegible] | 11,960.2 | [illegible] | 9,099.8 | [illegible] | 4,110.0 | [illegible] | 4,483.7 | [illegible] | 2,902.0 | [illegible] | 306.5 | [illegible] | 95.9 |
| Average attributed equity | [illegible] | 820.3 | [illegible] | 430.7 | [illegible] | 289.9 | [illegible] | 313.8 | [illegible] | 121.9 | [illegible] | 22.5 | [illegible] | 7.5 |
| **Cost/income ratio** | [illegible] | **53.2%** | [illegible] | **56.5%** | [illegible] | **56.4%** | [illegible] | **66.6%** | [illegible] | **48.5%** | [illegible] | **n.a.** | [illegible] | **n.a.** |
| **ROE based on net profit** | [illegible] | **42.6%** | [illegible] | **41.2%** | [illegible] | **42.7%** | [illegible] | **19.0%** | [illegible] | **40.0%** | [illegible] | **n.a.** | [illegible] | **n.a.** |

*) 'Other result' summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

# Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444



Citigate Dewe Rogerson

| | |
|---|---|
| To | Paul Dudek<br>Chief Officer of International Corporate Finance<br>International Corporate Finance Division |
| Company | SEC Headquarters |
| Fax | 001 202 772 9207 |
| From | Catriona Cockburn |
| Return fax | +44 20 7282 2811 |
| Reference | **Erste Bank, Commission file no. 82-5066**<br>"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)" |
| Date | 30.04.2008 |
| No. of pages including this one | 18 |

Please find attached the following Erste Bank release:

**Investor Information:**
Erste Bank continues growth: record operating result as Q1 net profit rises to EUR 315.6 million in 2008.

ERSTE

Vienna, 30 April 2008

# INVESTOR INFORMATION

## Erste Bank continues growth: record operating result as Q1 net profit rises to EUR 315.6 million in 2008.

**Highlights[1]:**

- **During the first quarter of 2008, operating result reached a new record level of EUR 766.2** million – an increase of 25.1%, driven by strong growth in net interest and net commission income. Net profit after minority interests increased by 4.5% in a difficult market environment to EUR 315.6 million.
- **Central and Eastern Europe remain main growth drivers.** Operations in Romania and the Czech Republic developed particularly positively, with their operating result contribution to the group increasing by 87% and 49% respectively. Romania benefited from an improving macroeconomic environment with external deficits and the currency stabilising, while business in the Czech Republic was supported by continued strong economic growth.
- **Significant reduction in the ABS/CDO portfolio through redemptions and currency effects by EUR 300 million.** As anticipated, market turbulence in February and March had a negative effect on the pre-tax profit of EUR 32.8 million, through mark-to-market valuations. Due to the quality of the underlying assets **no impairment** continues to be anticipated for **2008.**
- **Focus on core competences:** Sale of insurance business and conclusion of a 15-year preferred partnership agreement with Vienna Insurance Group for a consideration of EUR 1,445 million. Positive 2008 net income effect of EUR 600 million will raise the tier 1 ratio by around 0.7%-points. Closing of the transaction is expected in Q3 2008.
- **Unchanged, strong capital base:** tier 1 ratio (as per Basel II) is unchanged at 7.0% compared with year-end 2007. This value does not take into account retained earnings for the quarter or the sale of the insurance business.

**Earnings performance in brief**

The continuing profitability of Erste Bank was underpinned by strong net interest income growth in the first quarter (+27.4% to EUR 1,151.1 million). Despite the substantial decline in net trading result (-34.1% to EUR 82.3 million), operating income improved by 16.7% to EUR 1,731.0 million. The increase in general administrative expenses – at 10.8% – (to EUR 964.8 million) was significantly lower than in the previous quarters. The operating result increased by 25.1% to EUR 766.2 million, the highest amount to date, clearly demonstrating Erste Bank's operating strength. The cost-income ratio fell to 55.7% (full year 2007: 58.5%) thereby almost achieving the target level for 2009.

The strong quarterly operating result was achieved against the backdrop of the current financial market turmoil: thus net profit after minorities grew despite the impact of securities valuations by 4.5% to EUR

[1] As a result of the planned sale of the insurance business and of two other investments in Romania, the profit and loss statement (the previous "income from insurance business" line becomes "profit from discontinued operations") and the balance sheet (on the asset and liability side, a corresponding new line item has been added), have been adapted in line with IFRS 5.
Two savings banks joined the Haftungsverbund in December 2007; four additional savings banks joined in January 2008 and are therefore being incorporated in the consolidated financial statement from the respective point in time. Furthermore, Diners Club Adriatic Croatia (DCA) has been part of the consolidated financial statement since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007; these were therefore not yet included in the 1st quarter of 2007. This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

315.6 million – mark-to-market valuations for the ABS/CDO portfolio of the whole group had a negative effect on the P&L (before tax) of EUR 32.8 million while for the remainder of the fair value portfolio the impact equalled EUR -40 million. This is the second-highest quarterly result achieved, after the fourth quarter of 2007 (EUR 336.8 million).

The cash return on equity, i.e. ROE before the linear amortisation of customer relationships and distribution networks from acquisitions, increased from 14.6% (reported ROE: 14.1%) in 2007 to 15.3% (reported ROE: 14.8%).

Cash earnings per share was EUR 1.04 in the first quarter of 2008 (reported earnings: EUR 1.01), compared with EUR 1.00 (reported earnings: EUR 0.97) in the comparative quarter of the previous year.

Total assets climbed by 2.0% in the first quarter of 2008 compared with year-end 2007, to EUR 204.5 billion.

The solvency ratio in respect of credit risk fell slightly due to volume growth, from 10.5% at year-end 2007 to 10.2% as at 31 March 2008. It thus remains significantly above the legal minimum requirement of 8%.

**Outlook**[1]

Erste Bank confirms its existing targets: net profit after minorities are expected to grow by at least 20% in the current financial year and at least 25% in 2009 – without taking into account the profit contribution from the sale of its insurance operations to Vienna Insurance Group. Thanks to the strengthening of the tier 1 ratio by 70 bps as a result of the aforementioned sale, this ratio is expected to exceed 8% in 2009. On this basis return on equity should surpass 18% in 2009.

[1] As already announced, Erste Bank intends – subject to approval by the responsible competition and local insurance supervision authorities – to sell sVersicherung, including its CEE subsidiaries, as well as its investments in the insurance subsidiaries of BCR, to the Vienna Insurance Group (VIG). Erste Bank/its CEE banking subsidiaries shall maintain a respective stake of 5% in the local life insurance companies. Furthermore, a 15-year sales cooperation agreement is to be concluded between both groups. The total value of the transaction is EUR 1,445 million. Under consideration of existing book values and accrual requirements, a positive result contribution is anticipated for 2008 for the Erste Bank Group (after tax and minority interests) of around EUR 600 million. The core capital ratio is anticipated to rise by around 70 BP with this. The closing of the transaction is planned for the 3rd quarter of 2008.

For the third quarter of 2008, Erste Bank AG is planning the spin-off of the Austria business segment (mainly relates to the domestic private and corporate customer business incl. allocated units) in a 100% subsidiary. This restructuring within the group will not have any effects on the financial figures of the overall group. The remaining part of Erste Bank AG will include the function of a holding company for the main bank investments and for the infrastructure division of the group, as well as operationally active units in Global Markets and in the Large Corporates and Investment Banking division.

ERSTE

## I. FINANCIAL PERFORMANCE IN DETAIL

| in EUR million | [redacted] | 1-3 07 | Change |
|---|---|---|---|
| Net interest income | [redacted] | 903.7 | 27.4% |
| Risk provisions for loans and advances | [redacted] | -128.4 | 27.0% |
| Net fee and commission income | [redacted] | 438.9 | 12.1% |
| Net trading result | [redacted] | 124.8 | -34.1% |
| General administrative expenses | [redacted] | -870.6 | 10.8% |
| Profit from discontinued operations[3] | [redacted] | 15.6 | -83.5% |
| Other result | [redacted] | -7.4 | na |
| Pre-tax profit | [redacted] | 476.6 | 3.8% |
| **Net profit after minorities** | [redacted] | 302.1 | 4.5% |

### Net interest income

Strong credit growth at the central and east European subsidiaries continued in the first quarter of 2008. As a result, net interest income increased during the reporting quarter by 27.4% to EUR 1,151.1 million, compared with EUR 903.7 million in the same period last year.

The net interest margin (net interest income as a percentage of the average interest-bearing assets) improved from 2.49% in the full year 2007, to 2.77% in the first three months of 2008. Both the CEE countries (from 4.1% to 4.5%) and the Austrian business (from 1.6% to 1.8%) saw an increase. In Austria this was mainly due to a smaller share of interbank business and securities holdings in relation to higher margin retail business in interest-bearing assets.

### Net fee and commission income

| in EUR million | [redacted] | 1-3 07 | Change |
|---|---|---|---|
| Lending business | [redacted] | 71.2 | 28.1% |
| Payment transfers | [redacted] | 163.7 | 24.3% |
| Card business | [redacted] | 32.4 | 22.1% |
| Securities transactions | [redacted] | 131.5 | -3.7% |
| Investment fund transactions | [redacted] | 55.8 | 1.3% |
| Custodial fees | [redacted] | 15.4 | 7.8% |
| Brokerage | [redacted] | 60.3 | -11.3% |
| Insurance business | [redacted] | 19.4 | 10.8% |
| Building society brokerage | [redacted] | 6.9 | 27.5% |
| Foreign exchange transactions | [redacted] | 8.7 | 13.8% |
| Investment banking business | [redacted] | 8.9 | -64.0% |
| Other | [redacted] | 28.6 | -4.5% |
| **Total** | [redacted] | 438.9 | 12.1% |

Net fee and commission income rose by 12.1%, from EUR 438.9 million to EUR 491.9 million. Growth was primarily seen in the lending business (+28.1% to EUR 91.2 million) and in payment transactions

[3] As explained, Erste Bank intends to sell its insurance operations. In line with IFRS 5, the result from this business is to be stated in a separate line on the P&L: "Profit from discontinued operations". This position therefore corresponds to the values previously stated under "Income from insurance business".

(+24.3% to EUR 203.4 million – this also includes the card business). The securities business (-3.7% to EUR 126.6 million) – especially in the brokerage area – declined slightly, as expected.

**Net trading result**

Due to the continuing difficult market conditions, the unusually strong net trading result recorded in the first quarter of 2007 could not be maintained. The 34.1% decline, from EUR 124.8 million to EUR 82.3 million, was within expectations and is primarily explained by the weaker result from the securities business.

**Profit from discontinued operations (insurance business)**

The negative effects of the crisis in the financial markets were also felt in the insurance division, in the form of weaker results from financial investments. The result from this business segment of EUR 5.7 million in the first quarter of 2008 was therefore significantly below that of the previous year's quarter (EUR 15.6 million).

**General administrative expenses**

| In EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Personnel expenses | [illegible] | 506.7 | 10.8% |
| Other administrative expenses | [illegible] | 268.4 | 15.4% |
| Subtotal | [illegible] | 775.1 | 12.4% |
| Depreciation and amortisation | [illegible] | 95.5 | -2.0% |
| **Total** | [illegible] | 870.6 | 10.8% |

General administrative expenses increased by a total of 10.8%, from EUR 870.6 million to EUR 964.8 million. Around 2.4 percentage points of this increase were due to the broadening of the scope of consolidation since April 2007 (among other things, this was enlarged in 2007 through Diners Club Adriatic as well as two – and in 2008 four – savings banks, which joined the cross guarantee system/Haftungsverbund).

The rise in staff costs by 10.8%, from EUR 506.7 million to EUR 561.4 million, is partially due to the increase in staff numbers.

**Headcount**[4]

| | [illegible] | Dec 07 | Change |
|---|---|---|---|
| **Employed by Erste Bank Group** | [illegible] | **52,442** | **2.3%** |
| Austria incl. Haftungsverbund savings banks | [illegible] | 15,658 | 3.9% |
| Erste Bank AG incl. Austrian subsidiaries | [illegible] | 8,452 | 1.4% |
| Haftungsverbund savings banks | [illegible] | 7,206 | 6.8% |
| **Central and Eastern Europe / International** | [illegible] | **36,784** | **1.6%** |
| Česká spořitelna Group | [illegible] | 10,842 | 0.6% |
| Banca Comercială Română Group | [illegible] | 12,224 | -2.9% |
| Slovenská sporiteľňa Group | [illegible] | 4,763 | 2.1% |
| Erste Bank Hungary Group | [illegible] | 3,058 | 3.4% |
| Erste Bank Croatia Group | [illegible] | 1,888 | 1.9% |
| Erste Bank Serbia | [illegible] | 958 | -1.6% |
| Erste Bank Ukraine | [illegible] | 1,130 | 29.1% |
| Other subsidiaries and foreign branch offices | [illegible] | 1,925 | 16.7% |

The change in headcount is mainly due to the fact that in Austria four additional savings banks have been included in the cross-guarantee system (Haftungsverbund) since year-end 2007 and 328 employees were therefore added in the first quarter of 2008. At 7.7%, the rate of increase in personnel expenses was lower in the CEE countries than in the rest of the group (12.9%).

**General and administrative expenses – Austria (incl. Corporate Center and International Business)**

| in EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Personnel expenses | [illegible] | 300.7 | 12.9% |
| Other administrative expenses | [illegible] | 117.7 | 9.3% |
| Subtotal | [illegible] | 418.4 | 11.9% |
| Depreciation and amortisation | [illegible] | 36.0 | 1.7% |
| **Total** | [illegible] | **454.4** | **11.1%** |

**General and administrative expenses – Central and Eastern Europe**

| in EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Personnel expenses | [illegible] | 206.0 | 7.7% |
| Other administrative expenses | [illegible] | 150.7 | 20.2% |
| Subtotal | [illegible] | 356.7 | 13.0% |
| Depreciation and amortisation | [illegible] | 59.5 | -4.2% |
| **Total** | [illegible] | **416.2** | **10.5%** |

Other administrative expenses rose by 15.4% from EUR 268.4 million to EUR 309.8 million. The CEE subsidiaries in particular showed an above average rise of 20.2% (rest of the group: +9.3%). Among other things, this increase is explained by the costs relating to the conversion of the core banking system and the planned introduction of the euro in Slovakia. Above-average rises were therefore shown in IT

[4] Reference data values.

costs (+25.4% to EUR 77.1 million, particularly in CEE) as well as in expenses related to the reorganisation of Erste Bank Group and the implementation of group projects.

Continuing the trend of the previous quarters the **depreciation of fixed assets** also declined in the first quarter of 2008 (-2.0% from EUR 95.5 million to EUR 93.6 million).

**Operating result**

**Operating income** increased by 16.7% from EUR 1,483.0 million to EUR 1,731.0 million, significantly more strongly than **general administrative expenses**, which rose by 10.8% from EUR 870.6 million to EUR 964.8 million. This led to a 25.1% increase in **operating result**, from EUR 612.4 million to EUR 766.2 million.

**Risk provisions for loans and advances**

On balance (allocations and release of provisions for credit business and costs from writing off loans and income from the receipt of loans already written off), this line item increased by 27.0% from EUR 128.4 million to EUR 163.1 million. In addition to credit growth – particularly in the CEE countries – specific developments in 2007 particularly those at BCR, such as the release of provisions in the first quarter of 2007 and the expiry of credit insurance for retail loans in the second quarter of 2007 were also responsible for this.

**Other operating result**

The other operating result, which mainly comprises the linear depreciation of the customer base from acquisitions and deposit insurance contributions, improved significantly, from EUR -33.3 million to EUR -22.9 million.

**Results from financial assets**

The balance of all categories of financial assets deteriorated significantly. While in the first quarter of 2007 – still prior to the outbreak of the credit crisis in the financial markets – a positive result of EUR 25.9 million was posted, the balance in the first quarter of 2008 was distinctly negative at EUR -85.7 million.

In addition to losses from securities sales from the available for sale portfolio, revaluation requirements of structured products and shares in the fair value portfolio in the amount of around EUR 70 million was mainly responsible for this decline. A large part of this (EUR 32.8 million) was related to the ABS/CDO portfolio, while the remainder was attributable to international stock market declines.

The total volume of the group's ABS/CDO portfolio, including that of the savings banks, declined in the first quarter of 2008 by around EUR 300 million due to redemptions and a weaker US Dollar and Sterling, and about EUR 100 million due to mark-to-market valuations from EUR 3.4 billion at the end of 2007 to the current level of around EUR 3.0 billion. The mark-to-market valuation in the fair value portfolio in Q1 2008 led to a valuation impact on the P&L of EUR -32.8 million. In the available for sale portfolio, mark-to-market valuations in the first quarter of 2008 resulted in a decline of EUR 75 million, booked against equity. As there was no deterioration in the quality of the underlying assets, no impairment was required.

**Net profit and net profit after minority interests**

The **pre-tax profit** rose by 3.8% from EUR 476.6 million to EUR 494.5 million.

The **net profit after minority interests** achieved the second-highest quarterly value ever, at EUR 315.6 million after EUR 302.1 million (+4.5%), despite the difficult market conditions.

ERSTE BANK

## II. BALANCE SHEET DEVELOPMENT

| In EUR million | Mar 08 | Dec 07 | Change |
|---|---|---|---|
| Loans and advances to credit institutions | [illegible] | 14,937 | 6.7% |
| Loans and advances to customers | [illegible] | 113,956 | 1.6% |
| Risk provisions for loans and advances | [illegible] | -3,296 | 4.6% |
| Trading and other financial assets | [illegible] | 44,214 | -1.4% |
| Other assets | [illegible] | 30,708 | 6.0% |
| Total assets | [illegible] | 200,519 | 2.0% |

**Total assets** of Erste Bank Group increased by 2.0%, from EUR 200.5 billion at the end of 2007 to EUR 204.5 billion as at 31 March 2008. Around EUR 2.3 billion of the growth was attributable to the expansion of the scope of consolidation which has taken place since the end of 2007, through the addition of another four savings banks to the cross-guarantee system (Haftungsverbund).

**Loans and advances to customers** increased moderately, by 1.6% from EUR 114.0 billion to EUR 115.8 billion. Within this, loans to customers in the CEE countries rose by 4.8% to EUR 44.0 billion (of which private customers +7.3%). The volumes in the International Business were scaled back.

Due to new allocations, the level of **risk provisions** increased slightly from EUR 3.3 billion to EUR 3.4 billion.

**Securities investments** in the various categories of financial assets declined by 4.0% from EUR 37.6 billion at the end of 2007 to EUR 36.1 billion.

As previously noted, according to IFRS 5, as of 31 March 2008, **investments of insurance companies** are grouped together with the other assets from these companies, including the assets from the two BCR Group investments for sale, in the separate line **assets held for sale and discontinued operations**.

| In EUR million | Mar 08 | Dec 07 | Change |
|---|---|---|---|
| Deposits by banks | [illegible] | 35,165 | -0.3% |
| Customer accounts | [illegible] | 100,116 | 3.7% |
| Debt securities in issue | [illegible] | 31,078 | -7.7% |
| Other liabilities | [illegible] | 17,168 | 11.8% |
| Subordinated liabilities | [illegible] | 5,589 | 3.3% |
| Total equity | [illegible] | 11,403 | 4.3% |
| Shareholder's equity | [illegible] | 8,452 | 1.6% |
| Minority interests | [illegible] | 2,951 | 11.9% |
| Total liabilities and equity | [illegible] | 200,519 | 2.0% |

The expansion in **customer accounts** was particularly favourable, rising by 3.7% to EUR 103.9 billion. Deposits in the CEE countries increased by 4.9%.

The decline in the debt **securities in issue** of EUR 31.1 billion by 7.7% to EUR 28.7 billion resulted mainly from redemptions on bonds and certificates of deposit in Erste Bank AG.

ERSTE BANK

**Total equity** increased by 4.3% from EUR 11.4 billion to EUR 11.9 billion, whereby the expansion of the scope of consolidation by four additional savings banks since the end of 2007 also had a corresponding effect on the minority interests.

The **risk-weighted assessment base** rose in the first quarter from EUR 95.1 billion to EUR 98.7 billion, of which the four newly added savings banks contributed an increase of around EUR 1.3 billion.

Total own funds of Erste Bank Group according to the Austrian Banking Act amounted to EUR 11.2 billion as of 31 March 2008 (31 December 2007: EUR 11.1 billion). The cover ratio in relation to the statutory minimum requirement on this date (EUR 9.1 billion) was 124% (year-end 2007: 127%).

**After deductions in accordance with the Austrian Banking Act, tier 1 capital stood at** EUR 6.9 billion (year-end 2007: EUR 6.7 billion).

The **tier 1 ratio** in relation to the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) resulted in a value of 7.0% - unchanged compared with year-end 2007.

The **solvency ratio** in respect of credit risk (total equity eligible qualifying capital less requirements outside of credit risk – particularly settlement risks, operational risks and position risks for the trading book and foreign currencies – in % of the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) was 10.1% as of 31 March 2008 (year-end 2007: 10.5%) and therefore significantly above the legal minimum requirement of 8%.

**III. SEGMENT REPORTING**[4]

**Austria Segment**

Despite the current difficult market environment, the operating result in the Austria segment was maintained at last year's level of EUR 292.0 million. The decline in net trading result (EUR 20.8 million after EUR 63.9 million) and in net commission income, from EUR 246.2 million to EUR 237.7 million (EUR -8.5 million or -3.5%), was more than offset by distinctly stronger net interest income. The first quarter of 2008 also saw a strong increase in customer deposits, which made a significant contribution to the improvement of net interest income. In this context it has to be noted that six savings banks joined the cross guarantee system (Haftungsverbund) since the start of 2007. The rise in operating costs by 6.4% or EUR +26.9 million compared to the first quarter of 2007 was also attributable to this fact. The decline in other income was due to the revaluation requirements for securities outside of the trading portfolio. The operating result declined marginally by EUR -0.5 million or -0.2% to EUR 292 million. The cost/income ratio stood at 60.6%.

Savings Banks

The operating result improved from EUR 102.3 million by EUR 30.0 million or +29.3% to EUR 132.3 million. This pleasing development was mainly due to a significant improvement in net interest income (newly joined savings banks: EUR +22.4 million). Operating expenses increased by EUR 17.9 million or 8.5% (ER 229.1 million after EUR 211.2 million in Q1 2007), with the newly joined savings banks contributing EUR 14.7 million to this increase. The cost/income ratio fell from 67.4% to 63.4%. The decline in other result was down to by revaluations of securities outside of the trading portfolio. The return on equity was at 6.9%.

Retail and Mortgage

[4] From the 4th quarter of 2007, the so-called "unwinding effects" pursuant to IAS39 (compounded interest effect from anticipated cashflow returns with loans and advances to customers) to the extent of around EUR 14.4 million – which do not affect the result, but do have effects on net interest income and risk provisions, are shown on an aggregated basis in the segment reporting for the Corporate Center.

In the retail business, the distinct decline in net commission income was only partially offset by a welcome rise in net interest income. Net commission income fell from EUR 96.3 million by EUR 13.3 million to EUR 83.0 million, mainly due to the market-related decline in the securities business. The rise in net interest income from EUR 136.6 million by EUR 10.5 million is primarily due to increased demand for deposit products, in addition to an expansion of lending volume. General administrative expenses developed positively and stayed below the previous year's level. The operating result was only slightly weaker than in the same quarter last year (EUR 82.3 million), at EUR 80.9 million. Other result fell from EUR 0.7 million to EUR -10.4 million. This can be explained by revaluation requirements in the fair-value portfolio of those savings banks that are majority-owned by Erste Bank and are allocated to this segment. The cost/income ratio equalled 66.0% (previous year 65.8%), while return on equity was at 20.5%.

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a rise of 50.8% from EUR 20.4 million to EUR 30.7 million, compared with the first quarter of 2007. Net interest income increased from EUR 39.4 million to EUR 56.5 million (+43.3%). Main factors were substantial volume increases in the Large Corporates division, supported by a significant widening of margins and the continuing expansion of the real estate leasing subsidiary, Immorent. In addition to an improvement in risk provisions (EUR -11.2 million after EUR -13.1 million), net commission income also increased from EUR 23.8 million to EUR 27.2 million. The rise in general administrative expenses from EUR 24.3 million by 37.0% to EUR 33.3 million was partly due to the CEE expansion in the leasing division. The cost/income ratio stood at 39.7%, while return on equity increased from 11.8% to 15.8%.

Treasury and Investment Banking

In net interest income, the negative impact from increased refinancing costs in balance sheet management as a result of the general market environment was offset by exceptionally good results in the money market business. Net commission income remained unchanged compared to the first quarter of 2007, as income from securities business – particularly from structured products and capital market transactions – was not repeated this year due to the market environment. As anticipated, net trading result declined by 70% from EUR 50.3 million to EUR 12.6 million in the first quarter of 2008 due to market turbulences and above average results in the prior year period. The decline in other result (EUR -14.4 million after EUR +1.8 million in the first quarter of 2007) is primarily explained by market-related revaluation requirements in the fair-value portfolio. The cost/income ratio was at 50.6%, return on equity was at 12.1%.

**Central and Eastern Europe Segment:**

Czech Republic

Net profit after minorities at Česká spořitelna rose from EUR 87.3 million in the first quarter of 2007, by EUR 24.3 million or 27.8% (currency-adjusted +17.9%) to EUR 111.6 million. The operating result posted growth of 49.1% (currency-adjusted +37.5%) from EUR 138.3 million to EUR 206.2 million. This increase is mainly explained by the strong expansion of the net interest income, from EUR 191.8 million by 35.5% (currency-adjusted +25.0%) or EUR 68.2 million to EUR 259.9 million. The growth in net commission income by 21.7% (currency-adjusted +12.3%) from EUR 83.8 million to EUR 102.0 million reflects positive developments in payment transactions and in the securities business. The increase in general administrative expenses from EUR 157.3 million to EUR 184.0 million (+17.0%; currency-adjusted +7.9%) is a reflection of business expansion on the one hand, and the currency trend, on the other. The decline in other result (EUR -40.0 million after EUR -2.8 million in 2007) is based on market-related revaluation requirements, increased deposit insurance contributions and securities sales during the first quarter of 2007. The cost/income ratio improved to 47.1%, return on equity was at 51.6% (after 42.6% in the previous year).

ERSTE

Romania
First quarter net profit after minorities increased significantly compared to the first quarter of 2007 to EUR 76.2 million (up 71.9% or EUR 31.9 million; currency-adjusted 87.7%). At EUR 156.1 million, the operating result was 87.3% (currency-adjusted 104.5%) above the figure posted in the previous year. This excellent result was achieved through an above-average rise in net interest income, up EUR 61.0 million or 51.1% (currency-adjusted 65.0%) from EUR 119.4 million to 180.4 million, and a significant increase in net commission income – particularly related to lending business and payment transactions. In addition to the strong growth in the most important business divisions of BCR (total lending growth amounted to 35%), the pronounced advance in net interest income was also due to the reclassification of interest-like commissions in the amount of EUR 17.9 million from net commission to net interest income. Operating expenses stayed essentially flat compared to the prior year quarter (EUR 106.1 million after EUR 108.4 million (currency-adjusted up 6.9%), a first tangible result of the restructuring measures executed in 2007. This translated into a cost/income ratio of 40.5% and a return on equity of 67.0%. The rise in risk provisions was mainly due to the expansion of the lending volume.

Slovakia
Net profit after minorities at Slovenská sporiteľňa rose from EUR 30.9 million by 1.7% (currency-adjusted -1.9%) to EUR 31.4 million compared to the first quarter or 2007. Net interest income improved from EUR 71.9 million by 7.3% or EUR 5.2 million (currency-adjusted 3.5%) to EUR 77.1 million as compared same period last year. This was partly attributable to the significant expansion of customer lending by 21%. Net commission income increased from EUR 22.5 million in the first quarter of 2007 to EUR 25.8 million (currency-adjusted +10.4%) driven by strong lending business and payment transactions. General administrative expenses rose from EUR 55.7 million by EUR 1.8 million or 3.2% (currency-adjusted -0.5%) to a total of EUR 57.5 million. Despite increased expenses for the introduction of the euro and a new core banking system, costs were kept at a low level. The operating result therefore increased by just under 20% (currency-adjusted 15.6%) from EUR 43.0 million to EUR 51.5 million. Growth in risk provisions from EUR 7.8 million in the first quarter of 2007 to EUR 10.4 million (currency-adjusted 29.0%) is explained by the substantial expansion of lending business over the past quarters. The decline in other result from EUR -1.6 million in 2007 to EUR -3.6 million (currency-adjusted -125.3%) is primarily due to market-related revaluation requirements for securities in the fair-value portfolio. The return on equity was at 39.3% after 42.7% in the prior year period; the cost/income ratio declined slightly from 56.4% to 52.7%.

Hungary
The operating result from Erste Bank Hungary increased, despite the difficult macroeconomic environment, from EUR 30.4 million by 51.9% or EUR 15.8 million to EUR 46.2 million. Net interest income showed a rise from EUR 51.3 million by EUR 15.9 million (+31.0%) to EUR 67.2 million, with the first quarter of 2007 being negatively impacted by an interest accrual correction of EUR 8.0 million. When adjusting for this technical effect, growth equalled 11.8%. The rise in the risk provisions from EUR 11.8 million to EUR 13.1 million corresponds to the growth in the lending business and accounts for the general economic development. Net commission income increased significantly from EUR 29.5 million in the first quarter of 2007 to EUR 32.6 million as a result of volume growth in payment transactions and securities business. General administrative expenses were maintained at the level of the previous year at EUR 61.0 million. The improvement in other result (EUR 3.3 million after EUR -0.4 million in the first quarter of 2007) is mainly due to a technical reporting shift from local tax positions ("municipal tax" and "innovation tax") at the expense of the tax expenses. Net profit after minorities rose from EUR 14.9 million by 75.4% to EUR 26.2 million. The cost/income ratio stood at 56.9%, while return on equity increased from 19.0% to 31.4%.

Croatia
Prior year comparisons are affected by the first time consolidation of Diners Club Adriatic d.d. from the second quarter of 2007.

Compared with the first quarter of 2007, the operating result of Erste Bank Croatia increased significantly by 39.0% or EUR 9.4 million from EUR 24.1 million to EUR 33.5 million. Net interest income grew markedly, despite the restrictive legal regime aiming to curb foreign currency financing and the general limits to credit growth, whereby, as a result of rising growth rates in the lending business and the clear improvement of the derivatives business. As a result of this, net interest income rose from EUR 33.9 million by EUR 9.6 million to EUR 43.5 million (DCA: EUR +6.6 million). Net commission income business advanced from EUR 10.2 million to EUR 17.8 million, by more than 70%, thanks in particular to payment transactions, securities business and income from the credit card subsidiary, (excluding DCA EUR +2.4 million). General administrative expenses rose from EUR 22.7 million by EUR 9.7 million or 42.5% to EUR 32.4 million, mainly due to salary adjustments and an increased number of employees. The cost/income ratio stood at 34.5%, while the cost/income ratio increased slightly from 48.5% to 49.2%.

Serbia

Net profit after minorities improved from EUR -1.0 million by EUR 3.2 million to EUR 2.3 million. The strong rise in net interest income (EUR 6.0 million after EUR 3.6 million in the first quarter of 2007) was due to the expansion in customer business and an increase in customer deposits. In addition to an improvement in net commission income (from EUR 0.9 million to EUR 1.6 million) and in net trading result (EUR 0.6 million after EUR 0.2 million), general administrative expenses also increased slightly compared with the same period last year (EUR 7.8 million after EUR 6.6 million), which was particularly due to higher personnel expenses in the first quarter of 2008. The strong rise in other result from EUR 1.5 million by EUR 3.0 million to EUR 4.5 million was due to disposals of investments and real estate.

Ukraine

After the complete acquisition of Bank Prestige by the Erste Bank Group in January 2007, the focus was on expanding the market position of the bank, now renamed Erste Bank Ukraine. By 2010, the market share is targeted to reach four per cent, while the branch network should comprise approx. 400 outlets throughout the country. The bank currently employs 1,459 staff and operates 86 branches; another 50 branches are scheduled for opening in the near future.

In comparison to the first quarter of 2007, the period under review continued to show a very pleasing rise in net interest income, from EUR 1.7 million to EUR 3.5 million, which is due to a fourfold increase in customer lending, from EUR 96.0 million to EUR 449.6 million. At the same time, net trading result increased from EUR 1.1 million to EUR 2.4 million, due to the strong rise in foreign exchange transactions. General administrative expenses rose distinctly, as anticipated, due to the rapid expansion of business activity, compared with the prior year quarter. Net profit after minorities came in at EUR -5.4 million.

**International Business Segment**

Net profit after minorities showed a rise of EUR 5.3 million or 23.6% from EUR 22.2 million by to EUR 27.5 million. Other result recorded a strong rise (EUR 1.2 million after EUR 0.1 million in 2007), while the operating result rose from EUR 35.4 million to EUR 41.8 million in the first quarter of 2008. Supported by the development of the credit margins net interest income grew from EUR 36.6 million to EUR 40.1 million. The cost/income ratio was at an impressive 17.6%. Return on equity grew from 19.8% to 23.8%.

**Corporate Center Segment**

The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, profit consolidation between the segments, linear depreciation, particularly on the customer base for BCR and DCA and one-off effects, which cannot be assigned to a specific business segment, in order to ensure comparability. Thus, in the first quarter of 2008, the "unwinding effect" (compound interest effect from expected cash flows on non-performing loans) in the amount of

EUR 14.4 million was allocated to this segment. On balance, the unwinding effect does not affect the result, as the positive effect in net interest income was accompanied by higher risk provisions.

The development in net commission income and general administrative expenses was mainly due to profit consolidation of banking support operations. General administrative expenses were particularly impacted by group projects and costs in relation to the reorganisation of Erste Bank Group. Other result included the required linear depreciation of the customer bases of BCR and Diners Club Adriatic D.D. amounting to EUR 19.0 million.

## IV. EXCHANGE RATE DEVELOPMENT

| | End of period rates | | | Average rates | | |
|---|---|---|---|---|---|---|
| Euro FX rates | Mar 08 | Dec 07 | Change | [illegible] | Q1 07 | Change |
| CZK/EUR | [illegible] | 26.63 | 4.9% | [illegible] | 27.99 | 7.8% |
| RON/EUR | [illegible] | 3.61 | -3.3% | [illegible] | 3.39 | -9.2% |
| SKK/EUR | [illegible] | 33.58 | 3.0% | [illegible] | 34.33 | 3.5% |
| HUF/EUR | [illegible] | 253.73 | -2.2% | [illegible] | 252.87 | -2.5% |
| HRK/EUR | [illegible] | 7.33 | 0.8% | [illegible] | 7.37 | 1.3% |
| RSD/EUR | [illegible] | 80.05 | -2.8% | [illegible] | 79.87 | -3.1% |
| UAH/EUR | [illegible] | 7.42 | -6.3% | [illegible] | 6.63 | -15.0% |

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

Questions to:
Erste Bank, Investor Relations
1010 Vienna, Graben 21, Telefax: 0043 (0)5 0100 DW 9 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 DW 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. 0043 (0)5 0100 DW 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. 0043 (0)5 0100 DW 16878, E-mail: peter.makray@erstebank.at

You can access this text on our website at www.erstebank.com/ir under "News".

# Appendix

## I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

| In EUR million | [illegible] | 1-3 07 | Change |
|---|---|---|---|
| Net interest income | [illegible] | 903.7 | 27.4% |
| Risk provisions for loans and advances | [illegible] | -128.4 | 27.0% |
| Net fee and commission income | [illegible] | 438.9 | 12.1% |
| Net trading result | [illegible] | 124.8 | -34.1% |
| General administrative expenses | [illegible] | -870.6 | 10.8% |
| Profit from discontinued operations | [illegible] | 15.6 | -63.5% |
| Other operating result | [illegible] | -33.3 | 31.2% |
| Result from financial assets - FV | [illegible] | 11.1 | na |
| Result from financial assets - AfS | [illegible] | 14.3 | na |
| Result from financial assets - HtM | [illegible] | 0.5 | na |
| Pre-tax profit | [illegible] | 476.6 | 3.8% |
| Taxes on income | [illegible] | -102.5 | -3.7% |
| Net profit before minority interests | [illegible] | 374.1 | 5.8% |
| Minority interests | [illegible] | -72.0 | 11.4% |
| **Net profit after minorities** | [illegible] | **302.1** | **4.5%** |

## II. CONSOLIDATED BALANCE SHEET (IFRS)

| In EUR million | [redacted] | Dec 07 | Change |
|---|---|---|---|
| **ASSETS** | [redacted] | | |
| Cash and balances with central banks | [redacted] | 7,615 | 2.2% |
| Loans and advances to credit institutions | [redacted] | 14,937 | 6.7% |
| Loans and advances to customers | [redacted] | 113,956 | 1.6% |
| Risk provisions for loans and advances | [redacted] | -3,296 | 4.6% |
| Trading assets | [redacted] | 6,637 | 12.5% |
| Financial assets - at fair value through profit or loss | [redacted] | 4,534 | -1.8% |
| Financial assets - available for sale | [redacted] | 16,200 | -1.8% |
| Financial assets - held to maturity | [redacted] | 16,843 | -6.4% |
| Investments of insurance companies | [redacted] | 8,054 | na |
| Equity holdings in associates accounted for at equity | [redacted] | 285 | -16.8% |
| Intangible assets | [redacted] | 5,962 | -2.3% |
| Property and equipment | [redacted] | 2,289 | 3.0% |
| Tax assets | [redacted] | 446 | -6.7% |
| Assets held for sale and discontinued operations | [redacted] | 0 | na |
| Other assets | [redacted] | 6,057 | 5.3% |
| **Total assets** | [redacted] | **200,519** | **2.0%** |
| **LIABILITIES AND EQUITY** | [redacted] | | |
| Deposits by banks | [redacted] | 35,165 | -0.3% |
| Customer accounts | [redacted] | 100,116 | 3.7% |
| Debt securities in issue | [redacted] | 31,078 | -7.7% |
| Trading liabilities | [redacted] | 1,756 | 54.9% |
| Underwriting provisions | [redacted] | 8,638 | na |
| Other provisions | [redacted] | 1,792 | -1.2% |
| Tax liabilities | [redacted] | 329 | -1.8% |
| Liabilities - discontinued operations | [redacted] | 0 | na |
| Other liabilities | [redacted] | 4,653 | 6.7% |
| Subordinated liabilities | [redacted] | 5,589 | 3.3% |
| Total equity | [redacted] | 11,403 | 4.3% |
| Shareholder's equity | [redacted] | 8,452 | 1.6% |
| Minority interests | [redacted] | 2,951 | 11.9% |
| **Total liabilities and equity** | [redacted] | **200,519** | **2.0%** |

## III. SEGMENT REPORTING ERSTE BANK GROUP

### Overview*

| | Austria | | CEE | | Int'l Business | | Corp. Center | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| in EUR million | [redacted] | 1-3 07 | [redacted] | 1-3 07 | [redacted] | 1-3 07 | [redacted] | 1-3 07 | [redacted] | 1-3 07 |
| Net interest income | [redacted] | 398.9 | [redacted] | 473.5 | [redacted] | 36.6 | [redacted] | -5.3 | [redacted] | 903.7 |
| Risk provisions | [redacted] | -80.0 | [redacted] | -43.0 | [redacted] | -5.3 | [redacted] | -0.1 | [redacted] | -128.4 |
| Net fee and commission income | [redacted] | 246.2 | [redacted] | 192.2 | [redacted] | 7.1 | [redacted] | -6.5 | [redacted] | 438.9 |
| Net trading result | [redacted] | 63.9 | [redacted] | 55.2 | [redacted] | -0.1 | [redacted] | 5.8 | [redacted] | 124.8 |
| General administrative expenses | [redacted] | -421.6 | [redacted] | -413.7 | [redacted] | -8.1 | [redacted] | -27.2 | [redacted] | -870.6 |
| Profit from discontinued operations | [redacted] | 5.0 | [redacted] | 10.6 | [redacted] | 0.0 | [redacted] | 0.0 | [redacted] | 15.6 |
| Other result | [redacted] | 8.4 | [redacted] | -2.7 | [redacted] | 0.1 | [redacted] | -13.2 | [redacted] | -7.4 |
| Pre-tax profit | [redacted] | 220.9 | [redacted] | 272.0 | [redacted] | 30.2 | [redacted] | -46.5 | [redacted] | 476.6 |
| Taxes on income | [redacted] | -49.3 | [redacted] | -53.7 | [redacted] | -8.0 | [redacted] | 8.5 | [redacted] | -102.5 |
| Minority interests | [redacted] | -48.5 | [redacted] | -29.7 | [redacted] | 0.0 | [redacted] | 6.3 | [redacted] | -72.0 |
| **Net profit after minorities** | [redacted] | **123.0** | [redacted] | **188.6** | [redacted] | **22.2** | [redacted] | **-31.7** | [redacted] | **302.1** |
| | [redacted] | | [redacted] | | [redacted] | | [redacted] | | [redacted] | |
| Average risk-weighted assets | [redacted] | 47,966.5 | [redacted] | 32,958.1 | [redacted] | 6,898.5 | [redacted] | 1,216.1 | [redacted] | 89,037.2 |
| Average attributed equity | [redacted] | 1,916.7 | [redacted] | 2,006.5 | [redacted] | 448.5 | [redacted] | 3,674.6 | [redacted] | 8,046.3 |
| Cost/income ratio | [redacted] | 69.0% | [redacted] | 56.6% | [redacted] | 18.6% | [redacted] | n.a. | [redacted] | 58.7% |
| ROE based on net profit | [redacted] | 25.7% | [redacted] | 37.6% | [redacted] | 19.8% | [redacted] | n.a. | [redacted] | 15.0% |

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 19.0 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

## Austria segment*

| in EUR million | Savings Banks | | Retail & Mortgage | | Large Corporates | | Treasury & IB | |
|---|---|---|---|---|---|---|---|---|
| | [illegible] | 1-3 07 | [illegible] | 1-3 07 | [illegible] | 1-3 07 | [illegible] | 1-3 07 |
| Net interest income | [illegible] | 206.5 | [illegible] | 136.6 | [illegible] | 39.4 | [illegible] | 16.4 |
| Risk provisions | [illegible] | -43.1 | [illegible] | -23.8 | [illegible] | -13.1 | [illegible] | 0.0 |
| Net fee and commission income | [illegible] | 98.6 | [illegible] | 96.3 | [illegible] | 23.8 | [illegible] | 29.5 |
| Net trading result | [illegible] | 10.4 | [illegible] | 2.9 | [illegible] | 0.3 | [illegible] | 50.3 |
| General administrative expenses | [illegible] | -211.2 | [illegible] | -158.4 | [illegible] | -24.3 | [illegible] | -27.7 |
| Profit from discontinued operations | [illegible] | 0.0 | [illegible] | 5.0 | [illegible] | 0.0 | [illegible] | 0.0 |
| Other result | [illegible] | 3.6 | [illegible] | 0.7 | [illegible] | 2.3 | [illegible] | 1.8 |
| Pre-tax profit | [illegible] | 62.9 | [illegible] | 59.2 | [illegible] | 28.4 | [illegible] | 70.3 |
| Taxes on income | [illegible] | -14.7 | [illegible] | -13.0 | [illegible] | -6.3 | [illegible] | -15.4 |
| Minority interests | [illegible] | -42.7 | [illegible] | -4.1 | [illegible] | -1.8 | [illegible] | 0.0 |
| **Net profit after minorities** | [illegible] | 5.5 | [illegible] | 42.2 | [illegible] | 20.4 | [illegible] | 55.0 |
| | | | | | | | | |
| Average risk-weighted assets | [illegible] | 22,716.5 | [illegible] | 11,457.8 | [illegible] | 10,582.0 | [illegible] | 3,210.3 |
| Average attributed equity | [illegible] | 223.6 | [illegible] | 751.5 | [illegible] | 589.6 | [illegible] | 252.0 |
| Cost/income ratio | [illegible] | 67.4% | [illegible] | 65.8% | [illegible] | 38.3% | [illegible] | 28.8% |
| ROE based on net profit | [illegible] | 9.9% | [illegible] | 22.4% | [illegible] | 11.8% | [illegible] | 87.3% |

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

## Central and Eastern Europe (CEE) segment*:

| | Czech Republic | | Romania | | Slovakia | | Hungary | | Croatia | | Serbia | | Ukraine | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| in EUR million | [illegible] | 1-3 07 | [illegible] | 1-3 07 | [illegible] | 1-3 07 | [illegible] | 1-3 07 | [illegible] | 1-3 07 | [illegible] | 1-3 07 | [illegible] | 1-3 07 |
| Net interest income | [illegible] | 191.8 | [illegible] | 119.4 | [illegible] | 71.9 | [illegible] | 51.3 | [illegible] | 33.9 | [illegible] | 3.6 | [illegible] | 1.7 |
| Risk provisions | [illegible] | -14.3 | [illegible] | -5.4 | [illegible] | -7.8 | [illegible] | -11.8 | [illegible] | -2.4 | [illegible] | -0.6 | [illegible] | -0.7 |
| Net fee and commission income | [illegible] | 83.8 | [illegible] | 45.3 | [illegible] | 22.5 | [illegible] | 29.5 | [illegible] | 10.2 | [illegible] | 0.9 | [illegible] | 0.1 |
| Net trading result | [illegible] | 16.5 | [illegible] | 20.0 | [illegible] | 4.3 | [illegible] | 10.2 | [illegible] | 2.8 | [illegible] | 0.2 | [illegible] | 1.1 |
| General administrative expenses | [illegible] | -157.3 | [illegible] | -108.4 | [illegible] | -55.7 | [illegible] | -80.6 | [illegible] | -22.7 | [illegible] | -6.6 | [illegible] | -2.3 |
| Profit from discontinued opera ions | [illegible] | 3.6 | [illegible] | 7.0 | [illegible] | 0.0 | [illegible] | 0.0 | [illegible] | 0.0 | [illegible] | 0.0 | [illegible] | 0.0 |
| Other result | [illegible] | -2.8 | [illegible] | -1.6 | [illegible] | -1.6 | [illegible] | -0.4 | [illegible] | 2.1 | [illegible] | 1.5 | [illegible] | 0.1 |
| Pre-tax profit | [illegible] | 121.2 | [illegible] | 76.3 | [illegible] | 33.7 | [illegible] | 18.3 | [illegible] | 23.8 | [illegible] | -1.1 | [illegible] | -0.1 |
| Taxes on income | [illegible] | -30.0 | [illegible] | -13.0 | [illegible] | -2.8 | [illegible] | -3.3 | [illegible] | -4.8 | [illegible] | 0.1 | [illegible] | 0.1 |
| Minority interests | [illegible] | -3.9 | [illegible] | -19.0 | [illegible] | 0.1 | [illegible] | -0.1 | [illegible] | -6.8 | [illegible] | 0.0 | [illegible] | 0.0 |
| Net profit after minorities | [illegible] | 87.3 | [illegible] | 44.3 | [illegible] | 30.9 | [illegible] | 14.9 | [illegible] | 12.2 | [illegible] | -1.0 | [illegible] | -0.1 |
| Average risk-weighted assets | [illegible] | 11,960.2 | [illegible] | 9,099.8 | [illegible] | 4,110.0 | [illegible] | 4,483.7 | [illegible] | 2,902.0 | [illegible] | 306.5 | [illegible] | 85.9 |
| Average attributed equity | [illegible] | 820.3 | [illegible] | 430.7 | [illegible] | 289.9 | [illegible] | 313.6 | [illegible] | 121.9 | [illegible] | 22.5 | [illegible] | 7.5 |
| Cost/income ratio | [illegible] | 53.2% | [illegible] | 56.5% | [illegible] | 56.4% | [illegible] | 66.6% | [illegible] | 48.6% | [illegible] | n.a. | [illegible] | n.a. |
| ROE based on net profit | [illegible] | 42.6% | [illegible] | 41.2% | [illegible] | 42.7% | [illegible] | 19.0% | [illegible] | 40.0% | [illegible] | n.a. | [illegible] | n.a. |

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

# END